Exhibit 99.1

Aurora Cannabis Appoints Nelson Peltz as Strategic Advisor

NYSE| TSX: ACB

EDMONTON and NEW YORK, March 13, 2019 /CNW/ - Aurora Cannabis Inc. ("Aurora" or the "Company") (TSX: ACB) (NYSE: ACB) (Frankfurt: 21P; WKN: A1C4WM) today announced that it has appointed Nelson Peltz as a Strategic Advisor. Mr. Peltz and Aurora will work collaboratively and strategically to explore potential partnerships that would be the optimal strategic fit for successful entry into each of Aurora's contemplated market segments. Mr. Peltz will also advise on the Company's global expansion strategy.

Management Commentary

"Nelson is a globally recognized business visionary with a strong track record of constructive engagement to generate accelerated, profitable growth and shareholder value across many industry verticals that are of great interest to us," said Terry Booth, CEO. "Like us, Nelson also takes a long-term view of value creation to benefit all stakeholders. We look forward to working with Nelson to further extend our global cannabis industry leadership by aligning Aurora with each of the major market segments cannabis is set to impact."

Mr. Peltz, added, "I believe Aurora has a solid execution track record, is strongly differentiated from its peers, has achieved integration throughout the value chain and is poised to go to the next level across a range of industry verticals. I also believe that Canadian licensed producers, and Aurora in particular, are well positioned to lead in the development of the international cannabis industry as regulations evolve, with a strong, globally replicable operating model. I look forward to working with Terry and the extended Aurora team to evaluate its many operational and strategic opportunities, including potential engagement with mature players in consumer and other market segments."

Nelson Peltz

Nelson Peltz is the Chief Executive Officer and a Founding Partner of Trian Fund Management, L.P., a multi-billion dollar investment management firm.  Mr. Peltz also currently serves as the non-executive Chairman of The Wendy's Company and as a director of The Procter & Gamble Company, Sysco Corporation, and The Madison Square Garden Company.  He was previously a director of H. J. Heinz Company, Legg Mason, Inc., Ingersoll-Rand plc, and Mondelēz International, Inc., among other companies.  Mr. Peltz formerly served as Chairman and Chief Executive Officer of Triarc Companies, Inc. which during his tenure owned Arby's Restaurant Group, Inc. and the Snapple Beverage Group, as well as other consumer and industrial businesses. Mr. Peltz was also Chairman and Chief Executive Officer of Triangle Industries, Inc., the largest packaging company in the world and a Fortune 100 industrial company, when that company was acquired by Pechiney, S.A., a leading international metals and packaging company. Mr. Peltz began his business career by joining his family's food distribution business. Mr. Peltz's advisory services to Aurora will be provided through 280 Park ACI Holdings, LLC.

Option Grant

In consideration for the Services to be provided by the Senior Advisor, the Company has granted options (the "Options") to the Senior Advisor to purchase 19,961,754 common shares in the Company at a price CAD$10.34 per share. The Options will vest ratably over a four year period on a quarterly basis, subject to accelerated vesting based on the occurrence of certain specified events, which include the consummation of certain defined transactions, and the closing price of Aurora's common shares being at least CAD$31.02 and additionally CAD$41.36 for a specified number of trading days. The Senior Advisor may exercise any portion of the Option that has vested on or prior to the seventh anniversary of the date of grant.

The Company has granted the Senior Advisor registration rights relating to the common shares to be acquired through the exercise of the Options.

About Aurora

Headquartered in Edmonton, Alberta, Canada with funded capacity in excess of 500,000 kg per annum and sales and operations in 24 countries across five continents, Aurora is one of the world's largest and leading cannabis companies. Aurora is vertically integrated and horizontally diversified across every key segment of the value chain, from facility engineering and design to cannabis breeding and genetics research, cannabis and hemp production, derivatives, high value-add product development, home cultivation, wholesale and retail distribution.

Highly differentiated from its peers, Aurora has established a uniquely advanced, consistent and efficient production strategy, based on purpose-built facilities that integrate leading-edge technologies across all processes, defined by extensive automation and customization, resulting in the massive scale production of high quality product at low cost. Intended to be replicable and scalable globally, our production facilities are designed to produce cannabis of significant scale, with high quality, industry-leading yields, and low per gram production costs. Each of Aurora's facilities is built to meet EU GMP standards, and its first production facility, the recently acquired MedReleaf Markham facility, and its wholly owned European medical cannabis distributor Aurora Deutschland have achieved this level of certification.

In addition to the Company's rapid organic growth and strong execution on strategic M&A, which to date includes 16 wholly owned subsidiary companies – MedReleaf, CanvasRX, Peloton Pharmaceutical, Aurora Deutschland, H2 Biopharma, Urban Cultivator, BC Northern Lights, Larssen Greenhouses, CanniMed Therapeutics, Anandia Labs, HotHouse Consulting, MED Colombia, Agropro, Borela, ICC Labs and Whistler – Aurora is distinguished by its reputation as a partner and employer of choice in the global cannabis sector, having invested in and established strategic partnerships with a range of leading innovators, including: Radient Technologies Inc. (TSXV: RTI), Hempco Food and Fiber Inc. (TSXV: HEMP), Cann Group Ltd. (ASX: CAN), Micron Waste Technologies Inc. (CSE: MWM), Choom Holdings Inc. (CSE: CHOO), Capcium Inc. (private), Evio Beauty Group (private), Wagner Dimas (private), CTT Pharmaceuticals (OTCC: CTTH), Alcanna Inc. (TSX: CLIQ) and High Tide Inc. (CSE:HITI).

Aurora's Common Shares trade on the TSX and NYSE under the symbol "ACB", and are a constituent of the S&P/TSX Composite Index.

For more information about Aurora, please visit our investor website, investor.auroramj.com

Neither the TSX, NYSE nor their Regulation Services Provider (as that term is defined in the policies of the TSX and NYSE) accepts responsibility for the adequacy or accuracy of this release.

Terry Booth, CEO
Aurora Cannabis Inc.

Forward looking statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur and include, the execution of definitive agreements, the closing of the transactions described herein and the achievement of any performance thresholds or targets. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

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SOURCE Aurora Cannabis Inc.

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%CIK: 0001683541

For further information: For Media: Laura Gallant, +1.437.992.8429, laura.gallant@auroramj.com; For Investors: Marc Lakmaaker, +1.647.269.5523, marc.lakmaaker@auroramj.com; Rob Kelly, +1.647.331.7228, rob.kelly@auroramj.com; U.S. Investors: Phil Carlson / Elizabeth Barker, KCSA Strategic Communications, Phone: (212) 896-1233 / (212) 896-1203, Email: pcarlson@kcsa.com / ebarker@kcsa.com

CO: Aurora Cannabis Inc.

CNW 07:00e 13-MAR-19